NAME & ADDRESS HERE BARCODE HERE PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. NAME & ADDRESS HERE CONTROL NUMBER Address Change: (If you noted any Address Changes above, please mark box.) ☐ GAMBLING.COM GROUP LIMITED ANNUAL GENERAL MEETING OF SHAREHOLDERS MAY 20, 2026 AT 5:30 p.m. EASTERN TIME THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF GAMBLING.COM GROUP LIMITED The shareholder(s) hereby appoint(s) Kevin McCrystle and Michael Stein, or any of them, as proxies, each with the power to appoint his or her substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this ballot, all of the shares of capital stock of Gambling.com Group Limited that the shareholder(s) is/are entitled to vote at the Annual General Meeting of Shareholders to be held at The Station at LoSo, 3600 South Boulevard, Suite 200, Charlotte, North Carolina, United States 28209 at 5:30 p.m. ET on May 20, 2026, and any adjournment or postponement thereof. Please check here if you plan to attend the Annual General Meeting. ☐ This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors’ recommendations. Signature _____________________________________________________ Date _________________________________________________________ Title __________________________________________________________ Signature (Joint Owners) ______________________________________ NOTE: Please sign exactly as name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. If a corporation, limited liability company, or partnership, please sign in full corporate, limited liability company, or partnership name by authorized officer or person. PROXY VOTING INSTRUCTIONS Please have your 11-digit control number ready when voting by Internet or Telephone. Vote Your Proxy on the Internet: Go to https://www.fcrvote.com/gamb Have your proxy card available when you access the above website. Follow the prompts to vote your shares. Vote Your Proxy by Phone: Call 1-866-402-3905 Use any touch-tone telephone to vote your proxy. Have your proxy card available when you call. Follow the voting instructions to vote your shares. Vote Your Proxy by Mail: Mark, sign, and date your proxy card, then detach it and return it in the postage-paid envelope provided. CONTROL NUMBER As a shareholder of Gambling.com Group Limited, you have the option of voting your shares electronically through the Internet or by telephone, eliminating the need to return the proxy card. Your electronic or telephonic vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated, and returned the proxy card. Votes submitted electronically over the Internet or by telephone must be received by 11:59 p.m. Eastern Time on May 19, 2026.

PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED. Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting of Shareholders to be held on May 20, 2026: The Notice of 2026 Annual General Meeting and Annual Report on Form 20-F are available at: https://web.viewproxy.com/gamb/2026 When properly executed, your proxy card/voting instruction form will be voted in the manner you direct. If you do not specify your choices, your shares will be voted FOR Proposals 1, 2, 3, 4, 5 and 6. Please mark your votes like this 1. To receive the Company’s Annual Report and Accounts for the financial year ended December 31, 2025, together with the reports of the directors and the auditor. FOR ☐ AGAINST ☐ ABSTAIN ☐ 2. To appoint Johnny Hartnett as a Class II director of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐ 3. To appoint Carol Anderson as a Class II director of the Company. FOR ☐ AGAINST ☐ ABSTAIN ☐ 4. To re-appoint BDO LLP as auditor of the Company to hold office from the conclusion of the Annual General Meeting until the conclusion of the annual general meeting of the Company to be held in 2027. FOR ☐ AGAINST ☐ ABSTAIN ☐ 5. To authorize the audit committee to fix the remuneration of the auditors. FOR ☐ AGAINST ☐ ABSTAIN ☐ 6. To approve a special resolution to amend the Company’s Amended and Restated Memorandum and Articles of Association to permit the Company’s name to be changed by resolution of the Board of Directors of the Company, subject to applicable law. FOR ☐ AGAINST ☐ ABSTAIN ☐